Exhibit 1.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated August 20, 2025, with respect to the common shares of rYojbaba Co., Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 20, 2025.

Miracle Exploration Technologies Ltd.

By:	/s/ Ryoji Baba
Name:	Ryoji Baba
Title:	Chief Executive Officer

/s/ Ryoji Baba
Ryoji Baba